EXHIBIT 99.3
                                                                    ------------


PRICEWATERHOUSECOOPERS                             PricewaterhouseCoopers LLP

                                                   Chartered Accountants
                                                   111 5th Avenue SW, Suite
                                                   3100
                                                   Calgary, Alberta
                                                   Canada T2P 5L3
                                                   Telephone +1 (403) 509 7500
                                                   Facsimile +1 (403) 781 1825


November 15, 2005


Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers (Quebec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut
TSX



We have read the statements made by Viking Energy Royalty Trust in the attached copy of Change of Auditor Notice dated November 14, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 14, 2005.


Yours very truly,

"signed PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta